As filed with the Securities and Exchange Commission on May 30, 2025	Registration No. 333-287638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
___________
James Hardie Industries plc
(Exact name of issuer of deposited securities as specified in its charter)
___________
Not Applicable
(Translation of issuer’s name into English)
___________
Ireland
(Jurisdiction of incorporation or organization of issuer)
___________________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
___________
Corporation Service Company
19 West 44th Street, Suite 200
New York, New York 10036
212-299-5600
 (Address, including zip code, and telephone number, including area code, of agent for service)
________________________________
Copies to:
Tim Beastrom James Hardie Building Products Inc. 303 East Wacker Drive Chicago, Illinois 60601 (312) 723-6439	Melissa Butler, Esq. Bree Peterson, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 20 7532 1432
________________________________

It is proposed that this filing become effective under Rule 466:	□ immediately upon filing. □ on (Date) at (Time).
 If a separate registration statement has been filed to register the deposited shares, check the following box:  □
________________________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares,	N/A	N/A	N/A	N/A
each representing one CHESS Units of Foreign Securities (“CUFS”) representing ordinary shares of James Hardie Industries plc

[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing the American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form F‑6 (File No. 333-287638) is being filed for the purpose of filing as an exhibit Amendment No. 2 to the Amended and Restated Deposit Agreement between James Hardie Industries plc (the “Company”) and Deutsche Bank Trust Company Americas (the “Depositary”), as depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, which includes the following amendments:
(i)
an amendment to the definition of “Deposited Securities” in the Deposit Agreement to include ordinary shares of the Company underlying CUFS, to the extent delivery of such ordinary shares is expressly permitted by the termination provision of the Deposit Agreement;

(ii)
an amendment to the termination provisions to (x) specify a date upon which the Deposit Agreement will be terminated, subject to the Company’s right to rescind such termination, (y) shorten the period after the termination of the Deposit Agreement after which the Depositary may sell the Deposited Securities (as defined in the Deposit Agreement) from six months to 30 days and (z) permit, upon termination of the Deposit Agreement and at the instruction of the Company, the delivery of the Company’s ordinary shares, in lieu of CHESS Units of Foreign Securities, to the holders and beneficial owners of American Depositary Shares; and

(i)	an amendment to reflect the change of address of the Depositary.

PART I

INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the form of American Depositary Receipt (“Receipt”) included as Exhibit A to Amendment No. 2 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(iii) to this registration statement and incorporated by reference herein.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Required Information			Location in Form of Receipt Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt - introductory paragraph
2.	Title of Receipts and identity of deposited securities		Face of Receipt - top center
Terms of Deposit:
	(i)	The amount of deposited securities represented by one unit of Receipts	Face of Receipt - upper right corner
	(ii)	The procedure for voting the deposited securities	Reverse of Receipt - Articles 14 and 15
	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt - Articles 13 and 14
	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt - Article 12; Reverse of Receipt - Articles 14 and 15
	(v)	The sale or exercise of rights	Reverse of Receipt - Articles 13 and 14
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Articles 3, 6 and 9; Reverse of Receipt - Articles 13 and 16
	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt - Articles 20 and 21 (no provision for extension)
	(viii)	The rights that holders of Receipts have to inspect the books of the depositary and the list of Receipt holders	Face of Receipt - Article 12
	(ix)	Restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt - Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt - Article 22
	(x)	Limitation on the depositary’s liability	Face of Receipt - Article 10; Reverse of Receipt - Articles 15, 16, 17 and 18
3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt - Article 9
4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Face of Receipt - Article 9

Item 2. AVAILABLE INFORMATION.
The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports are available for inspection and copying through the Commission’s EDGAR system or at public reference facilities maintained by the Commission in Washington, D.C.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS.
(a)(i)
Amended and Restated Deposit Agreement, dated as of October 1, 2014, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”). — Previously filed.

(a)(ii)	Amendment No. 1, dated as of September 3, 2015, to the Deposit Agreement. — Previously filed.
(a)(iii)	Amendment No. 2, dated as of May 30, 2025, to the Deposit Agreement. — Filed herewith as Exhibit (a)(iii).
(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.
(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed.
(e)	Certification under Rule 466. — Not applicable.
(f)	Powers of attorney for certain officers and directors of the Company. — Previously filed.

Item 4. UNDERTAKINGS.

(a)
The depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 30, 2025.

Legal entity created by the Amended and Restated Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one CHESS Units of Foreign Securities representing ordinary shares of James Hardie Industries plc

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, James Hardie Industries plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Chicago, State of Illinois, on May 30, 2025.
James Hardie Industries plc

By:	/s/ Aaron Erter
	Name:	Aaron Erter
	Title:	Chief Executive Officer

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the registration statement has been signed by the following persons on May 30, 2025, in the capacities indicated.
Signature		Title

/s/ Aaron Erter		Chief Executive Officer (principal executive officer)
Aaron Erter

/s/ Rachel Wilson		Chief Financial Officer (principal financial officer)
Rachel Wilson

/s/ David Wisniewski		Chief Accounting Officer (principal accounting officer)
David Wisniewski

*		Director
Peter-John Davis

*		Director
Persio V. Lisboa

*		Director
Anne Lloyd

*		Director
Renee J. Peterson

Director
John Pfeifer

*		Director
Rada Rodriguez

*		Director
Suzanne B. Rowland

*		Director
Nigel Stein

*		Director
Harold Wiens

*By:	/s/ Aaron Erter
Name:	Aaron Erter
Title:	Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of James Hardie Industries plc, has signed this Post-Effective Amendment No. 1 to the registration statement in Chicago, Illinois on May 30, 2025.
James Hardie Building Products Inc.

By:	/s/ Aaron Erter
	Name:	Aaron Erter
	Title:	Chief Executive Officer

Index to Exhibits
Exhibit	Document

(a)(iii)	Amendment No. 2, dated as of May 30, 2025, to the Deposit Agreement